September 25, 2009

RiverSource Money Market Series, Inc.
50606 Ameriprise Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of RiverSource Money Market Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with this Amendment to the Registration Statement.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
General Counsel
RiverSource Money Market Series, Inc.